UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Items
1.	EXTRACT OF THE MINUTES OF THE 711TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 20, 2017

2.	SUMMARY OF THE MINUTES OF THE 723RD MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 23, 2018

3.	MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 23, 2018: NEW BINDING OFFER RECEIVED BY RENOVA ENERGIA S.A. FROM BROOKFIELD ENERGIA RENOVÁVEL S.A.

4.	MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 27, 2018: ACCEPTANCE OF THE BINDING OFFER RECEIVED BY RENOVA ENERGIA S.A. FROM BROOKFIELD ENERGIA RENOVÁVEL S.A.

5.	EXTRACT OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON FEBRUARY 28, 2018

6.	MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 28, 2018: EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS APPROVES ABSORPTION OF CEMIGTELECOM

7.	MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 28, 2018: UPDATE ON CEMIG CAPITAL INCREASE

8.	SUMMARY OF THE MINUTES OF THE 724TH BOARD OF DIRECTORS MEETING HELD ON MARCH 7, 2018

9.	MARKET ANNOUNCEMENT DATED AS OF MARCH 7, 2018: NEW MEMBERS OF THE EXECUTIVE BOARD

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/S/ MAURA GALUPPO BOTELHO MARTINS
Name: Maura Galuppo Botelho Martins Title: Acting Chief Finance and Investor Relations Officer

Date: March 13, 2018

EXTRACT OF THE MINUTES OF THE 711TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 20, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

711TH MEETING

Date, time and place:	October 20, 2017, at 9 a.m., at the Company’s head office,
with participation also by telephone conference call.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	additional budget allocation in 2017 for payment of the fixed and success fees to the intermediary financial institution referred to in sub-clause ‘b’ of Item III, below:

b)	the proposal of the Board member Marco Antônio de Rezende Teixeira that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders, to be held on November 27, 2017, at 11 a.m., and that in the absence of a quorum the Chair be authorized to make second convocation, within the legal period, to deal with re-ratification of the decision of the EGM held on May 30, 2016 referred to in Item V below:

c)	the proposal by the Chair, as follows:

1)	Mr. César Vaz de Melo Fernandes no longer to serve as Chief Officer for Business Development;

Mr. Adézio de Almeida Lima no longer to serve as interim Chief Institutional Relations and Communication Officer while also serving as Chief Finance and Investor Relations Officer:

2)	Election as Chief Business Development Officer, to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018, of

Mr. José Maria Rabelo	– Brazilian, married, lawyer, resident and domiciled in Brasília, DF at SQN 214, Bloco C, apto. 207, Asa Norte, CEP 70873-030, bearer of Identity Card 851287-SSPMG and CPF 232814566-34;

and, as Chief Institutional Relations and Communication Officer:

Mr. Thiago de Azevedo Camargo	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Monte Sião 72/901, Serra, CEP 30170-081, bearer of Identity Card M-6082258-SSPMG, and CPF 000001386-22.

d)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Board authorized:

a)	acquisition of an equity stockholding

by	Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’).
and by	Empresa Norte de Transmissão de Energia S.A. (ENTE)
of	24.95% and 50.10% respectively, of the share capital of
IB SPE Transmissora de Energia Elétrica S.A. (‘IB’),

and signature of the Stockholders’ agreement and formalization of the by-laws.

b)	request for release of the existing charge on Units issued by Taesa and held by the Company, for the specific purpose of formation of new Units; disposal of these units, in a public auction on a securities exchange; fiduciary assignment, in favor of the banks holding the option to sell shares in

Luce Empreendimentos e Participações S.A. (Lepsa)
and	RME – Rio Minas Energia Participações S.A. (‘RME’)

as complementary to the rights to receivables already the subject of fiduciary assignment and under pledge of the amount of funds arising from this disposal of Units, and re-establishment of the chattel mortgage on the totality of such shares as are not sold in the said auction; and

opening of Administrative Proceedings for Exemption from Tender for, and contracting of, an intermediary financial institution as broker and to provide firm guarantee of placement of the said Units, in a public auction on a securities exchange, subject to an Opinion in favor, and monitoring, by the Chief Counsel’s Department;

c)	RME to sell shares in

Light S.A. (‘Light’)

held by RME, by October 30, 2018, at market value, on a securities exchange;

d)	adaptation of the voting rights of the present stockholders of RME and Lepsa, to maintain the governance currently existing in Light;

e)	signature of amendments to:

the Stockholders’ Agreement of RME, the Contract for Fiduciary Assignment of Receivables in Guarantee, and the Agreement for Fiduciary Assignment of Shares,

to reflect the matters referred to in sub-clauses ‘b’ and ‘c’ of Item III above, and Item V and sub-items 2 and 3 of Item V, below, without limitation, and upon an Opinion in favor and monitoring by the Chief Counsel’s Department;

f)	signature, as joint debtor, with Banco do Brasil, Caixa Econômica Federal, Itaú Unibanco and Banco Bradesco, of an agreement with the basic conditions of the operations that will orient the formatting of the debt instruments for re-profiling of the debt of Cemig D, as follows;

Object:	Bilateral transaction and participation by Banco do Brasil in the 4th Debenture Issue (R$ 755 million);
bilateral transactions and participation of Caixa Econômica Federal in the 4th Debenture Issue (up to R$ 1.237 billion);
participation by Bradesco in the 4th Debenture Issue (R$ 610 million); and
participation by Itaú Unibanco in the 4th Debenture Issue (R$ 210 million).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Instruments:	Amendments to the existing bilateral contracts with Banco do Brasil and Caixa Econômica Federal and, in the case of the 4th Debenture Issue by Cemig D, a new issue of debentures or modification of the present deed as a result of holding of a General Meeting of Debenture Holders.
Amortization of principal:

in six monthly installments comprising: 6.75% in 2019 (as from July),

twelve monthly installments of 1.13%, resulting in an aggregate 13.50%, in 2020,

twelve monthly installments of 2.25%, resulting in an aggregate 27%, in 2021,

six monthly installments of 2.25%, resulting in an aggregate 11.25% (up to June 2022),

and a final payment ‘bullet’, of 41.50% in June 2022.

Payment of interest:	Monthly; no grace period, at 140% of variation provided by the CDI Rate;
Fee:	1.4%, of which 0.7% paid at the moment of re-profiling of the debt and calculated on the debt re-profiled, and 0.7% paid in January 2019, calculated on the debtor balance in December 2018 of the re-profiled debt.

Guarantees:

– Banco do Brasil and Caixa Econômica Federal maintain the guarantee that they presently have in the CCBs. The additional receivables that will be the object of fiduciary assignment (estimated value R$ 400 million per month) will be shared between the creditors of the debts that are the subject of the re-profiling of the 4th Debenture Issue, and Caixa Econômica Federal (in the 60% portion of the debtor balance of its Bank Credit Notes, which currently do not have an asset guarantee), in proportion to their debtor balances, in such a way that all the debts referred to have at least 100% of the obligations (including principal, interest and fees/charges) covered (guaranteed) by the flow of receivables;

– The guarantee clause shall be suspensive of the assignment of the consequent rights arising in the event of administrative intervention, or of the public administration opening proceedings for expiry of the concession as from issuance of the related notification.

– Surety guarantee from Companhia Energética de Minas Gerais – Cemig.

‘Cash sweep’:	35% of the proceeds from the sale of assets of Cemig shall be allocated for injection into Cemig D and payment of its re-profiled debt, with deduction only of such amount as is allocated to the payment of the Light Put Option, as applicable.
Financial covenants:	Liquidity and cash flow indices to be decided for each company at the time of implementation of the re-profiling of the debt.
Other conditions:	– Minimum capitalization, by Cemig, of R$ 2.2 billion, into Cemig D, by December 2018; – Restriction on payment of dividends above mandatory legal limit specified in by-laws.

g)	Signature, as joint debtor, with Banco do Brasil, of an agreement with the basic terms of the transactions that will orient the formatting of the debt instruments for re-profiling of the debt of Cemig GT, as follows:

Object:	Bilateral transaction of Banco do Brasil (up to R$ 1.130 billion).
Instruments:	Amendments to the existing bilateral contracts with Banco do Brasil.
Amortization of principal:	36 monthly installments of 2.78%, starting in January 2019.
Payment of interest:	Monthly; no grace period, at 140% of variation provided by the CDI Rate.
Fee:	1.4%, of which 0.7% paid at the moment of re-profiling of the debt and calculated on the re-profiled debt, and 0.7% paid in January 2019, calculated on the debtor balance in December 2018 of the debt re-profiled, save that from the second payment of the fee there shall be deducted the amount of the fee paid at the time of the extension of period authorized by the Board of Directors on October 16, 2017.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees:

Receivables (fiduciary assignment) in the amount of R$ 150 million/month, which shall be the subject of fiduciary assignment up to the end of the contract and may be the subject of foreclosure on up to the full payment of the debt;

maintenance of a reserve account corresponding to three installments (interest and principal);

Negative pledge principally in relation to the shares in Taesa and Aliança;
Shares in Gasmig, estimated value R$ 300 million (35% of the PN shares);
Dividends from Aliança, in the estimated amount of R$ 135 million;
Dividends of Taesa, in the estimated amount of R$ 145 million;
Dividends from 51% of the shares in the ‘7 SPCs of Lot D’ not bound by the 7th Debenture Issue, in the estimated amount of R$ 200 million; and
Surety from Cemig.
‘Cash sweep’:

35% of the funds obtained from the sale of assets of Cemig GT shall be allocated to payment of its re-profiled debt; save that:

– for the sale of Cemig GT’s equity interest in the Santo Antônio Hydroelectric Project, the percentage of the cash sweep shall apply to the amount received by Cemig GT net of the Put Option in favor of the Melbourne and Malbec FIP funds, the value of which is R$ 350 million.

Financial covenants:	Liquidity/cash flow indices to be decided for each company at the time of implementation of the re-profiling of the debt.
Other conditions:	Restriction on payment of dividends beyond the mandatory legal minimum specified in the by-laws.

IV	The Board canceled Board Spending Decision (CRCA) 052/2017, which deals with use of the Guarantee Account for acquisition of shares, and signature of an amendment to the Stockholders’ Agreement and orientation of vote in an EGM of Lepsa and of RME.

V	The Board submitted to the EGM a proposal to re-ratify the decision made by the EGM on May 30, 2016 that the put option granted on April 11, 2011 by the Company to

Redentor Fundo de Investimento em Participações (FIP Redentor)

(succeeded by Banco Santander (Brasil) S.A.),

BV Financeira S.A. – Crédito, Financiamento e Investimento, and

BB Banco de Investimento S.A.,

should be altered to postpone the exercise date of the said Put Option.

VI	The Board oriented votes in favor of the following agenda items:

1)	in relation to the acquisition referred to at sub-clause ‘a’ of Item III, above:

a)	to members appointed by Cemig at a meeting of the Board of Directors Taesa, on:

Signature of the Share Purchase Agreement for acquisition of an equity interest in the share capital of IB owned by Apollo 12 Participações S.A. (‘Apollo 12’), and execution of such acts as are necessary for conclusion of that acquisition, including signature of the document linked to the transaction; and, further, ratification of the measures taken;

calling of an EGM to decide on that acquisition;

signature of the Stockholders’ Agreement and approval of the by-laws of IB;

to the representatives of Taesa in the EGM of ENTE, on:

acquisition by ENTE of an equity interest in IB, owned by Apollo;

signature of the respective share purchase agreement, and

execution of the measures necessary for conclusion of that acquisition; and

authorization to ENTE to sign the Stockholders’ Agreement and approve the by-laws of IB;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	to the representatives of the Company in the EGM of Taesa, on:

approval of that acquisition and of the by-laws of IB, and

signature of the related Stockholders’ Agreement.

2)	In relation to the release of Units referred to in sub-clause ‘b’ of Item III, above:

to members appointed by Cemig at a meeting of the Board of Directors Taesa, on:

formation of share deposit certificates arising from Units.

3)	to the representative of Cemig in the EGM of RME, on disposal of the shares referred to in sub-clause ‘c’ or Item III, above, and on the authorization to be given to that company to sign, as consenting party, the First Amendment to the Stockholders’ Agreement of RME;

the Second Amendment to the Receivables Fiduciary Assignment Guarantee Contract; and

the Third Amendment to the Agreement for Fiduciary Assignment of Shares (Taesa).

VII	The Board ratified orientation for vote in favor:

a)	by the representatives of the Company in the EGM of Taesa of April 20, 2017, on:

participation by Taesa in Aneel Auction 05/2016, with permission to dispute lots directly or through subsidiaries or affiliated companies, individually or as a member of a consortium;

constitution of SPCs (Special Purpose Companies) required by the Auction Tender;

b)	to the members of the Board of Directors of Taesa appointed by the Company, at the meeting of that Board of April 20, 2017, on:

authorization to the Executive Board of that company, accompanied by members of the Board of Directors, to present binding offers at Aneel Auction 05/2017;

signature of legal instruments; research and contracting of credit lines; and

orientation of vote by the representatives of Taesa at the General Meeting of Stockholders, and to the members of the Board of Directors appointed by Taesa, in the meetings of the Boards of Directors of their subsidiaries or affiliated companies.

VIII	The Board re-ratified Board Spending Decision (CRCA) 033/2017, on provision by the Company of a Surety Guarantee to Cemig GT, with waiver of the benefits of order, rights and options for exoneration of any type, specified in Articles: 366, 827, 835, 837, 838 and 839 of Law 10406/2002, as amended, and Article 794 of Law 13105/2015, as amended, for the issuance of debt securities (Eurobonds) in the international market, the proceeds of which will be allocated to refinancing of Cemig GT’s own financial obligations, among other associated matters, re-ratified by CRCA-045/2017, to:

a)	alter the value of the issue from up to one billion US dollars to up to one billion five hundred million US dollars;

b)	alter, in the Total Period, Cemig GT’s option to call for settlement, which shall be at any moment from six years after the issue, with payment at par;

c)	alter the financial covenants, including the obligation to obey six-monthly ‘maintenance’ covenants, considering definitions of Net Debt and Adjusted Ebitda for the covenant similar to the definitions used in Cemig GT’s 7th Debenture Issue, and limits;

d)	alter the covenants on new indebtedness, such that Cemig GT, and the restricted subsidiaries, may not, with the new debt, incur debt exceeding the following limits for Net debt/(Adjusted Ebitda:

5.5x if the debt is incurred up to December 31, 2018,

5.0x if the debt is incurred up to December 31, 2019,

4.5x if the debt is incurred up to December 31, 2020,

3.0x if the debt is incurred up to December 31, 2021, and

2.5x if the debt is incurred as from December 31, 2021;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	to include the obligation for the ‘debt maintenance’ covenant to be obeyed in Cemig’s consolidated result in relation to its operational cash flow (Ebitda Adjusted for Covenants), of 1.75x;

f)	to include the obligation for Cemig not to distribute dividends above the mandatory legal minimum in the by-laws (legal minimum includes minimum dividends accumulated and not paid) while the indicator Net debt/Ebitda Adjusted for Covenants is above 2.5x, (referred to as the dividend maintenance covenant);

g)	to exclude from the permitted indebtedness the reference to the indebtedness of up to US$ 650 million (less the amount that Cemig GT receives as indemnity) for the investment in the Jaguara, Miranda, São Simão and Volta Grande hydroelectric plants, and also to include a restriction to prevent Cemig GT’s restricted subsidiaries, jointly, from having debt equivalent to more than 10% of the debt of Cemig GT or of over R$ 750 million, whichever is the greater;

h)	to replace the list of permitted guarantees by the following:

guarantees on actions of non-restricted subsidiaries, provided that the total debt with real guarantee does not exceed the limit of 1.5x ‘Ebitda Adjusted for the Covenant’;

guarantees in hedge transactions;

guarantees existing on the issue date; and

any guarantee if, on the date of its creation, the total of debt with asset guarantee of Cemig GT does not exceed the limit of 1.5x ‘Ebitda Adjusted for the covenant’;

i)	to change the conditions of the restrictions of payment,

from	“if being in default, or at the limit of the financial covenants, or exceeding a certain amount resulting from the sum of various references involving a percentage of retained earnings, capital increase, reduction of investment, release of guarantees, etc.”
to	“if being in default, or at the limit of the financial covenants or in excess of the sum of various references involving a percentage of retained earnings (except in the period in which the Cemig GT maintenance covenant is above 2.5x ‘Ebitda Adjusted for the Covenant’), capital increase, reduction of investment, release of guarantees, etc.”;

j)	also, in the restrictions on payment, to exclude non-prohibition of the payment of dividends to Cemig for payment of the Light Put Option up to the amount of US$ 300 million and up to November 30, 2017; and non-prohibition of existing investment obligations in the amount of up to US$ 120 million (injection of capital into Belo Monte, Guanhães, Itaocara and Renova), and also to change the reference to the other investments

from	‘investment in an amount that is the greater of: US$ 20 million, and such amount as causes Net debt / Ebitda not to exceed 3.0x’.
to	‘investment of an amount that is the greater of: US$ 30 million, and such amount as causes Net debt / ‘Ebitda Adjusted for the Covenant’ not to exceed 2.5x’;

k)	to exclude from the permitted investment, investment in the Jaguara, Miranda, São Simão and Volta Grande hydroelectric plants in an amount up to US$ 750 million, and to include investments via injections of capital in minority stockholdings in generation and transmission, including but not limited to Cemig Baguari, Aliança Norte, Amazônia, Itaocara, Guanhães Energia and Renova, in an amount that does not exceed US$ 100 million;

l)	to exclude from the limitation on sale of assets, the reference to it not being necessary to comply with the covenant in the event of using the funds for payment of dividends to Cemig for payment of the Light Put Option up to the amount of US$ 300 million and up to November 30, 2017;

m)	to exclude from the limitation on sale or on issuance of shares of restricted subsidiaries, the case of sale of common shares relating to the assets of the Miranda, Jaguara, São Simão and/or Volta Grande hydroelectric plants;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

n)	to include non-compliance with the financial covenants for Cemig and Cemig GT, and the dividend maintenance and guarantee maintenance covenants, for Cemig, in the list of default events;

o)	to include provision that, in the event of the maintenance financial covenants being exceeded at any time, the interest will automatically be increased by 2% p.a. during the period in which the excess continues (penalty interest);

p)	to include the covenants referred to in sub-clause ‘n’ above in the list of the covenants which will lose effect if the bonds become Investment Grade;

q)	to include, in the authorization for contracting of a hedge transaction, the possibility of contracting transactions which may be canceled by a decision of Cemig GT (‘cancellable’ mode), which will enable the banks to dispense with the margin call mechanism;

r)	to authorize opening of Proceedings for Exemption from Tender, under Article 30 of Law 13303/2016, and signature of a General Derivatives Contract with the banks chosen for contracting of the hedge transaction; and,

s)	to authorize execution by the Executive Board of all the acts necessary to implement the above decisions, including signature of all documentations related to issuance of the bonds.

The other terms of the said CRCA are unchanged.

IX	Voting: The matters in III and VI above were approved, with the following Members abstaining:

Marcelo Gasparino da Silva,
Patrícia Gracindo Marques de Assis Bentes, and
Daniel Alves Ferreira

X	Voting: The matters in sub-clauses ‘f’ and ‘g’ of Item III and in Item VIII above were approved with

the Board member	Marcelo Gasparino da Silva	abstaining, and
the Board member	Patricia Gracindo Marques de Assis Bentes	voting against.

XI	The Chair stated that the Executive Board is now as follows:

Chief Executive Officer, and interim Deputy CEO:	Bernardo Afonso Salomão de Alvarenga;
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	José Maria Rabelo;
Interim Chief Distribution and Sales Officer;	Ronaldo Gomes de Abreu;
Chief Finance and Investor Relations Officer:	Adézio de Almeida Lima;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	José de Araújo Lins Neto;
Chief Counsel:	Luciano de Araújo Ferraz;
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins;
Chief Institutional Relations and Communication Officer:	Thiago de Azevedo Camargo.

XII	The Chief Officers elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Board Members then put on record their thanks to Mr. César Vaz de Melo Fernandes for his effort and participation as Chief Business Development Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

XIII	Comments: The following made comments on subjects of interest to the Company:

The Chair;
Board member:	Patricia Gracindo Marques de Assis Bentes;
Chief Officer:	Adézio de Almeida Lima;
Directors of Taesa:	Marco Antônio Resende Faria,	Raul Lycurgo Leite;
Directors of Norte Energia S.A. (NESA):	Paulo Roberto Ribeiro Pinto, Luiz Fernando Rolla,	Hugo Seabra de Souza, Flávio Dutra Doehler;

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Marco Antônio de Rezende Teixeira,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Nelson José Hubner Moreira,

Daniel Alves Ferreira,

Agostinho Faria Cardoso,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

José João Abdalla Filho,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Ricardo Wagner Righi de Toledo,

Wieland Silberschneider;

Board members and Chief Officers:	Franklin Moreira Gonçalves,	Bernardo Afonso Salomão de Alvarenga;
Chief Officers :	Adézio de Almeida Lima, Dimas Costa, José de Araújo Lins Neto,	Luciano de Araújo Ferraz, Maura Galuppo Botelho Martins, Ronaldo Gomes de Abreu;
Directors of Taesa:	Marco Antônio Resende Faria,	Raul Lycurgo Leite;
Directors of NESA:	Paulo Roberto Ribeiro Pinto, Luiz Fernando Rolla,	Hugo Seabra de Souza, Flávio Dutra Doehler;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE MINUTES OF THE 723RD MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 23, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 23, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 723rd meeting, held on February 23, 2018, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Filing of legal actions with the judiciary, and administrative proceedings.

2.	Signature of a private instrument of assumption of debt, with Forluz.

3.	PDVP Programmed Voluntary Retirement Plan (‘PDVP 2018’) and additional budget allocation.

4.	Rembrandt Project.

5.	Orientation of vote in meetings of Light S.A.

6.	Orientation of vote in meetings of Taesa.

7.	Orientation of vote in EGM of Lepsa.

8.	Changes in the composition of the Committees of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 23, 2018: NEW BINDING OFFER RECEIVED BY RENOVA ENERGIA S.A. FROM BROOKFIELD ENERGIA RENOVÁVEL S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: New binding offer

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

Renova has today received from Brookfield Energia Renovável S.A. (‘BER’) a new binding proposal replacing the offer for primary capitalization accepted on November 24, 2017 (as reported in a Material Announcement published to the market).

This proposal is for acquisition of the assets of the whole of the Alto Sertão III Complex (‘the ASIII Complex’), plus certain other wind projects under development with total planned generating capacity of approximately 1.1 GW. The value proposed for the ASIII Complex is R$ 650 million, to be paid on completion of the transaction, this amount being subject to usual post-closing adjustments (‘the Price’). The Price may be increased by an earn-out of up to R$ 150 million linked to future generation by the ASIII Complex, to be calculated after 5 years from its start of operation, plus R$ 187,000 per MW of installed capacity for the wind projects in development.

Renova’s management bodies are evaluating the Proposal received and in the event of its being accepted by management, BER will be granted a further period of exclusivity of 30 (thirty) days for finalization of the documents of the transaction.

The proceeds from the transaction will be prioritized for payment of suppliers and creditors of the Alto Sertão III project.

Renova reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.    ”

Belo Horizonte, February 23, 2018

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 27, 2018: ACCEPTANCE OF THE BINDING OFFER RECEIVED BY RENOVA ENERGIA S.A. FROM BROOKFIELD ENERGIA RENOVÁVEL S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Renova accepts Brookfield binding offer

Cemig (Companhia Energética de Minas Gerais), listed and traded on exchanges in São Paulo, New York and Madrid, as per CVM Instruction 358 of 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	In compliance with CVM Instruction 358/2002, as amended, and with reference to the Material Announcement published to the market on February 23, 2018, Renova Energia S.A. (RNEW11) hereby informs its stockholders and the market in general as follows:

On February 27, 2018 the Board of Directors of Renova decided in favor of acceptance of the binding offer made by Brookfield Energia Renovável S.A. (“BER”).

The proposal is for acquisition of the following assets for the following prices:

(i)	The Alto Sertão III wind power complex, with generation capacity contracted under PPAs of 433 MW, and generation capacity of 288MW contracted at the auction of December 2017, for the price of R$ 650 million, to be paid on the date of completion of the transaction. The price may be increased by an earn-out of up to R$ 150 million (adjusted by the CDI rate) linked to future generation by the complex, to be calculated after 5 years from its start of operation. The bank financings related to these assets will also be transferred to BER.

(ii)	Wind power projects in development, with estimated installed capacity of 1.1 GW, priced at R$ 187,000 per MW, to be paid as earn-out (adjusted by the CDI rate).

The Board also approved granting BER a further period of exclusivity for 30 (thirty) days, able to be extended automatically for thirty additional days, for finalization of the documents of the transaction. Final completion of the transaction will take place after consideration and approval by the governance bodies of Renova and of its controlling stockholders, and after compliance with the conditions precedent that are usual in this type of transaction.

The proceeds from the transaction will be prioritized for payment of suppliers and creditors of the Alto Sertão III project.

Renova reiterates its commitment to keeping stockholders and the market in general duly informed in accordance with the applicable legislation.    ”

Belo Horizonte, February 27, 2018.

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON FEBRUARY 28, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

FEBRUARY 28, 2018

On the twenty-eighth day of February, two thousand eighteen, at 3 p.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Ms. Ana Paula Muggler Rodarte, Procurator of the State of Minas Gerais, for the office of the Advocate-general of the State, as per the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of Luciano de Araújo Ferraz, representative of the stockholder Carlos Henrique Cordeiro Finholdt, to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously, that is to say, by 334,388,347 vote.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, recognizing the presence of Mr. Marcos Túlio de Melo, member of the Audit Board.

The Chair then asked me to read the convocation notice, published on January 26, 27 and 30 of this year, in Minas Gerais, official publication of the Powers of the State, on pages 65, 40 and 79, respectively, and in the newspaper O Tempo, on January 26, 27 and 28, on pages 33, 18 and 12, respectively.

The content of the convocation notice is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 28, 2018 at 3 p.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following:

1	Approval and authorization for signature of a Protocol of Absorption and Justification, with Cemig Telecomunicações S.A. – CemigTelecom, which will set out the terms and conditions to govern the absorption of CemigTelecom by Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2	Ratification of the nomination of the three experts to provide a valuation, for the purposes of Article 8 of Law 6404/1976, of the Net equity of CemigTelecom.

3	Approval of the Valuation Opinion valuing the Net equity of CemigTelecom, at book value, as per the previous item.

4	Authorization for Cemig to absorb CemigTelecom, and subsequent extinction of CemigTelecom.

5	Authorization for Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

6	Authorization for transfer to Cemig, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including its shares in Ativas Data Center S.A. (Ativas), which constitute 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by February 26, 2018, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, January 12, 2018    –    José Afonso Bicalho Beltrão da Silva    –    Chair of the Board of Directors ”

The representative of the stockholder The State of Minas Gerais stated that the Office of the General Attorney of the State, as formal representative of the controlling stockholder, would make a statement of position to this Meeting in the terms of Official Letter OF.SEF.GAB.SEC nº 144/2018 and Technical Note 4/SEF/DCSG/2018, and immediately make a copy of those documents available.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

“    PROPOSAL BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 28, 2018

Dear Stockholders:

The Board of Directors of the Company proposes to you as follows:

1	Approval and authorization for signature of a Protocol of Absorption and Justification, with Cemig Telecomunicações S.A. – CemigTelecom, which will set out the terms and conditions to govern the absorption of CemigTelecom by Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2	Ratification, since this is a case of absorption of a wholly-owned subsidiary, of the appointment of the three expert witness analysts,

Mr. Flávio de Almeida Araújo, CRC/MG 86.861,
Mr. Francisco do Couto, CRC/MG 58.343,
and	Mr. Leonardo George de Magalhães, CRC/MG 53.140,

to provide a valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of CemigTelecom.

3	Approval of the Valuation Opinion valuing the Net equity of CemigTelecom, at book value, prepared by three expert witnesses, under and for the purposes of Article 8 of Law 6404/1976.

4	Authorization for absorption of CemigTelecom by Cemig and subsequent extinction of CemigTelecom.

5	Authorization for Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

6	Authorization for the transfer to Cemig, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including its shares in Ativas Data Center S.A. (Ativas), which constitute 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

The matters subject of this General Meeting reflect the Protocol of Absorption and Justification referred to above.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

(a)    Belo Horizonte, January 12, 2018

José Afonso Bicalho Beltrão da Silva	Helvécio Miranda Magalhães Junior
Marco Antônio de Rezende Teixeira	Hermes Jorge Chipp
Bernardo Afonso Salomão de Alvarenga	José Pais Rangel
Antônio Dirceu Araújo Xavier	Marcelo Gasparino da Silva
Arcângelo Eustáquio Torres Queiroz	Marco Antônio Soares da Cunha Castello Branco
Arlindo Magno de Oliveira	Nelson José Hubner Moreira
Carlos Eduardo Lessa Brandão	Patrícia Gracindo Marques de Assis Bentes
Daniel Alves Ferreira ”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on February 28, 2018, which is for the following:

1	Approval and authorization for signature of a Protocol of Absorption and Justification, with Cemig Telecomunicações S.A. – CemigTelecom, which will set out the terms and conditions to govern the absorption of CemigTelecom by Cemig.

2	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Francisco do Couto, CRC/MG 58.343, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, for valuation, for the purposes of Article 8 of Law 6404/1976, of the Stockholders’ equity of CemigTelecom.

3	Approval of the Valuation Opinion on the Stockholders’ equity of CemigTelecom, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976.

4	Authorization for absorption of CemigTelecom by Cemig and subsequent extinction of CemigTelecom.

5	Authorization for Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

6	Authorization for transfer to Cemig, by absorption, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including its shares in Ativas Data Center S.A. (Ativas), which constitute 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meeting of Stockholders.

Belo Horizonte, January 25, 2018

Signed:	Edson Moura Soares	Camila Nunes da Cunha Pereira Paulino
	Manuel Jeremias Leite Caldas,	Rodrigo de Mesquita Pereira. ”

The Chair then made available to the meeting copies of the said Opinion on Valuation of the Stockholders’ Equity of CemigTelecom, and of the said Protocol of Absorption and Justification, and stated that they will be attached to these Minutes as an integral part thereof.

The Chair then placed the above-mentioned proposal in debate, pointing out that under Clause 6 of the said Protocol of Absorption and Justification, “the Absorption will take effect only as from March 31, 2018 (‘The Effective Absorption Date’), regardless of the date on which the necessary approvals are obtained.”.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then spoke on the process of the Company’s corporate disinvestment in relation to CemigTelecom.

The Chair then put the above-mentioned Proposal by the Board of Directors to a vote, and it was approved by a majority of votes, with 280,045,341 votes in favor, 54,342,992 votes against, and 14 abstentions, as per the spreadsheet of votes recorded.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved unanimously, that is to say, by 334,388,347 votes, without reservations, and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 28, 2018: EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS APPROVES ABSORPTION OF CEMIGTELECOM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

EGM approves absorption of CemigTelecom

As per CVM Instruction 358 of January 3, 2002, as amended, Cemig – Companhia Energética de Minas Gerais (listed, with securities traded on the stock exchanges of São Paulo, New York and Madrid) hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3 S.A.) and the market as follows:

An Extraordinary General Meeting of Stockholders of Cemig, and an Extraordinary General Meeting of Stockholders of Cemig Telecomunicações S.A. (‘CemigTelecom’), both held today, February 28, 2018, have approved and authorized the signature of the Protocol of Absorption and Justification establishing the terms and conditions governing absorption of CemigTelecom by Cemig.

The absorption is scheduled to take effect only on March 31, 2018 (‘the Absorption Date’).

Since this is an absorption of a wholly-owned subsidiary, there will be no capital increase nor issue of new shares by Cemig. The shares in the subsidiary will be canceled on the Absorption Date and the necessary accounting records made.

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with the applicable law and regulations.

Belo Horizonte, February 28, 2018

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF FEBRUARY 28, 2018: UPDATE ON CEMIG CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Update on Cemig capital increase

Referring to and complementing the Material Announcements published on December 13, 2017 and January 8, 2018, and in compliance with CVM Instruction 358 of January 3, 2002, as amended, Cemig – Companhia Energética de Minas Gerais (listed, with securities traded on the stock exchanges of São Paulo, New York and Madrid) hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3 S.A.) and the market as follows:

Cemig is evaluating alternative courses of action for sale of 100% of the shares not subscribed in the capital increase approved by the Extraordinary General Meeting of Stockholders held on October 26, 2017. These alternatives include:

(i)	– a public offering under the simplified regime, governed by Article 6, §1, of Instruction 400 issued by the Brazilian Securities Commission (CVM) on December 29, 2003 as amended (‘CVM Instruction 400’); and

(ii)	– a public offering of a single indivisible lot, with automatic dispensation from registry with the CVM, through a special auction on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), under Article 5, Sub-item II, of CVM Instruction 400, CVM Instruction 168 of December 23, 1991 and the regulations of the B3.

Cemig will keep its stockholders updated on any further information on the sale of these remaining shares.

Belo Horizonte, February 28, 2018.

José Maria Rabelo

Acting Chief Finance and Investor Relations Office

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE MINUTES OF THE 724TH BOARD OF DIRECTORS MEETING HELD ON MARCH 7, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of March 7, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 724th meeting, held on March 7, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Changes in the Executive Board:

Mr. Maurício Fernandes Leonardo Júnior to be Chief Finance and Investor Relations Officer, replacing Mr. Adézio de Almeida Lima;

Mr. Daniel Faria Costa to be Chief New Business Development Officer, replacing Mr. José Maria Rabelo.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED AS OF MARCH 7, 2018: NEW MEMBERS OF THE EXECUTIVE BOARD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

New members of Executive Board

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

As a result of the resignations, for personal reasons, of Mr. Adézio de Almeida Lima and Mr. José Maria Rabelo from the positions of Chief Finance and Investor Relations Officer and Chief Business Development Officer, respectively, the Board of Directors of the Company at a meeting held today, March 7, 2018, elected:

– as	Chief Finance and Investor Relations Officer:	Mr. Maurício Fernandes Leonardo Júnior,
– and as	Chief Business Development Officer:	Mr. Daniel Faria Costa.

Mr. Maurício Fernandes Leonardo Júnior has a degree in literature and a master’s degree in production engineering, with postgraduate studies in accounting and finance, marketing and business management.

He is a career employee of Banco do Brasil, where he has held numerous positions of leadership in Brazil and other countries over the last 20 years, in sales, the controller’s department, new business and human resources. Outside Brazil, among other positions, he has served as CEO of Banco do Brasil Money Transfers in New York, and COO of Banco do Brasil AG in Vienna. Since October 2017 he has served as Managing Director of Economus Instituto de Seguridade Social.

Mr. Daniel Faria Costa has a law degree, with postgraduate studies in financial management, banking and business management. He is a career employee of Banco do Brasil, with diversified experience as a result of his 38 years’ work in the financial market, where he has held numerous leadership positions in sales, finance, planning, new business, M&A, governance, sustainability and restructuring. Outside Brazil, he has served as Representative of Banco do Brasil in Mexico City, General Manager in New York, and General Manager for Sales of Banco Patagonia S.A. in Buenos Aires. Since 2015, he has served as National General Manager for Restructuring of Assets.

Cemig will continue to benefit from the experience and work of Mr. Adézio de Almeida Lima and Mr. José Maria Rabelo, since the controlling stockholder, the State of Minas Gerais, will nominate them to be members of the Board of Directors of Cemig at the next EGM that is called.

The Board of Directors places on record its thanks to Mr. Adézio de Almeida Lima and Mr. José Maria Rabelo, for their services as executives of the Company, in particular in relation to the lengthening of the debt profile and execution of the Disinvestment Plan.

Belo Horizonte, March 7, 2018.

Bernardo Afonso Salomão de Alvarenga,

Chief Executive Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.